

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer
   and Treasurer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

>    **Re:    Woodward, Inc.**
>    **Form 10-K for the fiscal year ended September 30, 2011**
>    **Filed November 16, 2011**
>    **File No.  000-08408**

Dear Mr. Weber, Jr.:

We have reviewed your letter dated February 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2011

Note 21 – Segment information, page 94

1.    We note your response to prior comment 10 as it relates to the aggregation of your five operating segments into two reportable segments. Your analysis seems to focus on the ways that the operating segments are similar. Please provide us additional analysis that includes consideration of the ways in which the operating segments may differ from each other. Explain why you believe the ways that the operating segments are similar as discussed in this response carry greater weight than the ways in which the operating segments may differ.

2.    Further to the above, explain to us the benefits that you receive from the disaggregated reporting of the five operating segments for purposes of your internal reporting. Address

why you do not believe the disaggregated information would be more meaningful to investors than the two reportable segments you currently present.

3.      We note your discussion in response to prior comment 10 regarding your aggregation of the Airframe Systems and Aircraft Turbine Systems operating segments into your Aerospace reportable segment. Please provide us with additional information regarding how you have analyzed the criteria in FASB ASC 280-10-50-11 by addressing the following:

- Discuss how the product production cycles and the product life cycles compare between the two operating segments.

- Clarify what you mean by the statement that "the Airframe Systems and Aircraft Turbine Systems facilities all include similar functions." Also, clarify if the two operating share facilities, machinery and/or employees.

- Tell us whether the products from the two segments are made up of similar components and raw materials.

- We note from page 17 of Exhibit 99.1 to your December 7, 2011 Form 8-K that approximately 41% of your revenues are from military sales, with the remaining revenues being from civil sales. Please explain to us how you have considered any difference between civil and military sales in your aggregation analysis. Explain how, if at all, the product requirements may vary between civil end-customers and military end-customers. Explain how, if at all, the exposure to these end-customers varies between the two operating segments. For example, discuss if one of the operating segments has greater reliance on either the civil or military markets.

- In this regard, we also note from the Exhibit 99.1 in the December 7, 2011 Form 8-K that it appears that you sell your products for use in a number of different aircraft, including helicopters, smaller jets, military fighter jets, commercial airliners and large military transport planes. Explain to us if your exposure to the diverse markets is consistent between the two operating segments. If one operating segment is more heavily impacted by changes in certain of the markets, explain how you have considered this in your aggregation analysis.

- You state that you sell primarily to large aircraft OEM's. However, we note that you derive a significant portion of your revenues from 'aftermarket' sales. Please clarify for us if the aftermarket sales are also to the large aircraft OEM's or if they are instead sold to the end customer.

- Expand your analysis of the methods used to distribute products or provide services to address the nature of any implementation or post-delivery support provided by the two operating segments.

4.      We note your discussion in response to prior comment 10 regarding your aggregation of the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments into the Energy reportable segment. Please provide us with additional information regarding how you have analyzed the criteria in FASB ASC 280-10-50-11. Specifically, with regards to the table on page 25, please tell us if any of the operating segments are more heavily weighted in specific markets or stages in the "Energy Value Stream" you have presented. Given the large number of markets and stages in the "Energy Value Stream," discuss whether any of the operating segments are more exposed to changes in specific areas of the "Energy Value Stream." Explain how you have considered any concentration and exposure in your aggregation analysis.

5.      Further to the above, we note that certain of the energy markets you refer to, including solar and wind, are currently significantly impacted by government incentive programs whereas many of the other energy systems are more advanced and do not rely on government incentives. Explain how, if at all, this impacts the operations of your three operating segments. To the extent that one operating segment is more exposed to changes in the markets that rely on government incentive programs, explain how you consider this in your aggregation analysis.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief